U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4/A

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

    STANGER                           KENT                 W.
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     (Last)                          (First)              (Middle)

     1600 West Merit Parkway
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                                    (Street)
     South Jordan                      UT                  84095
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     (City)                          (State)                (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

     Merit Medical Systems, Inc.    (MMSI)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

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4.   Statement for Month/Year

     November 5, 2002
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5.   If Amendment, Date of Original (Month/Year)

     November 5, 2002
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

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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                                [ ]   10% Owner
     [X]  Officer (give title below)              [ ]   Other (specify below)
                                                        Director of Sales
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7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]   Form filed by one Reporting  Person
     [ ]   Form filed by more than one Reporting Person

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

           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned

                                                                                     5.            6.
                                                       4.                            Amount of     Owner-
                                                       Securities Acquired (A) or    Securities    ship
                                                       Disposed of (D)               Beneficially  Form:         7.
                                        3.             (Instr. 3, 4 and 5)           Owned at End  Direct        Nature of
                       2.               Transaction                                 of Issuer's   (D) or        Indirect
1.                     Transaction      Code                   (A)                   Fiscal Year   Indirect      Beneficial
Title of Security      Date            (Instr. 8)      Amount   or   Price          (Instr. 3     (I)            Ownership
(Instr. 3)            (mm/dd/yy)       Code    V               (D)                   and 4)       (Instr.4)     (Instr. 4)
===========================================================================================================================
Common Stock           11/05/02        G              670(2)   D                                  D
No Par Value
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Common Stock
No Par Value           11/05/02        G              2,000    D                                  D
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Common Stock
No Par Value                                                                        386,150(2)
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Common Stock                                                                                                 by 401(k)
No Par Value           N/A                                                           26,078         I        plan (1)
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Common Stock                                                                                                 Emp stock pur-
No Par Value           N/A                                                            1,923         D        chase Plan
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Common Stock                                                                                                 By trust
No Par Value           N/A                                                            2,906         I        (deferred comp
                                                                                                             plan)
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
Explanation of Responses:
(1) Represent plan holdings as of 10/28/02
(2) This amendment is being filed to correct an inadvertent mathematical error concerning the shares as disposed of by gift.

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


Explanation of Responses:
(1) Represents plan holdings as of 10/28/02
(2) This amendment is being filed to correct an inadvertent mathematical error concerning the shasres as disposed of by gift.
(5) Become exercisable in equal annual installments of 20% commencing 12/08/02
(7) Become exercisable in equal annual installments of 20% commencing 09/30/99
(8) Become exercisable in equal annual installments of 20% commencing 04/23/00
(9) Become exercisable in equal annual installments of 20% commencing 02/12/02
/s/ KENT W. STANGER                              02/17/03
-----------------------------------              -----------
      **Signature of Reporting Person            Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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